Exhibit 99.1

Contacts:

URS Corporation
H. Thomas Hicks
Vice President & Chief Financial Officer
(415) 774-2700

Sard Verbinnen & Co
Hugh Burns/Jamie Tully
(212) 687-8080

 URS CORPORATION REPORTS FISCAL 2007
YEAR-END RESULTS

Revenues Increase 27% from 2006; EPS Up 7% for Year,
18% Higher Excluding Effects of Acquisition

Company Begins 2008 with Record $18.7 Billion Backlog

SAN FRANCISCO, CA – February 26, 2008 – URS Corporation (NYSE: URS) today reported its financial results for the fiscal year ended December 28, 2007.  Revenues increased 27% to $5.38 billion from $4.22 billion in fiscal 2006.  Net income for fiscal 2007 was $132.2 million, a 17% increase from $113.0 million in fiscal 2006.  Earnings per share (EPS) for fiscal 2007 was $2.35, fully diluted, a 7% increase from fiscal 2006 EPS of $2.19.

The Company’s fiscal 2007 results include six weeks of operations of the former Washington Group International, Inc., which URS acquired on November 15, 2007.  Excluding the results of the Washington Division, as well as costs associated with the acquisition, URS’ EPS for the year would have been $2.58, an 18% increase from fiscal 2006.  A reconciliation of EPS, excluding the Washington Division results and the costs associated with the acquisition, to GAAP EPS is attached to this release and is available on the investor relations page of URS’ website at www.urscorp.com.

As of December 28, 2007, the Company’s backlog was $18.71 billion, compared to $4.64 billion as of December 29, 2006.  The increase in backlog resulted from the acquisition of Washington Group and new contract awards during the year.

Commenting on the Company’s financial results, Martin M. Koffel, Chairman and Chief Executive Officer, stated: “URS performed very well in 2007.  Our private sector and state and local government businesses were particularly robust as a result of favorable trends in the power market and strong infrastructure spending.  We generated $311.9 million in cash from operations. We repaid $239 million in bank debt during the year, including $125 million of the debt related to the Washington Group acquisition.”

Mr. Koffel continued: “Our outlook for the Company reflects the strength of the power business, which was bolstered by our acquisition of the Washington Group, and the positive trends in our federal government business, which includes our work for the U.S. Departments of Defense and Energy.  At the same time, we expect a near term slowdown in public infrastructure spending as a result of the current economic downturn and the increasing budget challenges facing state and local governments.”

“While the Washington Group acquisition has further diversified our business mix and enhanced our resiliency to downturns in individual markets, it is prudent to assume that, as a leading infrastructure firm, our 2008 results will be tempered by the weakness in this market.  Longer term, we believe that the fundamentals for the infrastructure market remain positive, given the critical need for investment in the country’s highways and bridges, transit systems, public buildings, and water and wastewater facilities.”

    Weighted-average shares outstanding for purposes of calculating diluted EPS were 56.3 million in fiscal 2007, compared with 51.7 million in fiscal 2006.  The increase in weighted-average shares outstanding is the result of new shares issued in connection with Company’s acquisition of the Washington Group, as well as additional shares issued pursuant to the Company’s 1999 Equity Incentive Plan and Employee Stock Purchase Plan.

Fourth Quarter 2007 Results

For the fourth quarter of fiscal 2007, the Company reported revenues of $1.74 billion, net income of $26.4 million, and diluted EPS of $0.39.  Excluding the results of the Washington Division and the costs associated with the acquisition, URS’ fourth quarter EPS would have been $0.56.  A reconciliation of EPS, excluding the Washington Division results and the costs associated with the acquisition, to GAAP EPS is attached to this release and is available on the investor relations page of URS’ website at www.urscorp.com. For the fourth quarter of fiscal 2006, the Company reported revenues of $1.08 billion, net income of $26.3 million, and diluted EPS of $0.51.

Weighted-average shares outstanding for purposes of calculating diluted EPS were 67.5 million in the fourth quarter of fiscal 2007, compared with 52.0 million in the fourth quarter of fiscal 2006.

Business Segment Results

URS Division.  For fiscal 2007, the URS Division reported revenues of $3.4 billion and operating income of $221.5 million, compared to revenues of $2.8 billion and operating income of $191.7 million for fiscal 2006.

For the fourth quarter of fiscal 2007, the URS Division reported revenues of $869.6 million and operating income of $43.0 million, compared to revenues of $739.7 million and operating income of $48.7 million for the fourth quarter of 2006.

EG&G Division.  For fiscal 2007, the EG&G Division reported revenues of $1.5 billion and operating income of $81.9 million, compared to revenues of $1.4 billion and operating income of $71.4 million for fiscal 2006.

For the fourth quarter of fiscal 2007, the EG&G Division reported revenues of $423.8 million and operating income of $23.1 million, compared to revenues of $342.9 million and operating income of $14.0 million for the corresponding period in 2006.

Washington Division.  On November 15, 2007, Washington Group International, Inc. was acquired by URS and began operations as the Washington Division of URS Corporation.  Between November 16 and December 28, 2007, the Washington Division reported revenues of $448.4 million and operating income of $16.9 million.

Summary of New Segment Reporting Structure

Following the acquisition of the Washington Group, URS re-aligned certain businesses among its three operating segments.  These changes were effective for fiscal year 2008. The following is a description of the three operating segments including these changes.

The URS Division performs program management, planning, design and engineering, and construction management services for federal agencies, state and local government agencies, and private sector companies.  In addition to serving federal clients such as the U.S. Departments of Defense and Homeland Security, the General Services Administration, the U.S. Environmental Protection Agency and the USPS, the URS Division provides services on a wide range of highway, bridge, rail, water and wastewater and other infrastructure assignments, facilities and environmental remediation projects.

The EG&G Division provides program management, systems engineering and technical assistance, operations and maintenance, and construction services to the federal government. EG&G’s clients include the U.S. Departments of Defense, State and Homeland Security, the Treasury Department, NASA and classified agencies.

The Washington Division provides program management, planning, design and engineering, construction, operations and maintenance, and decommissioning and closure services.  It serves customers in the power, energy, mining and manufacturing industries, as well as government agencies, including the U.S. Department of Energy. The Washington Division also includes URS’ Advatech joint venture with Mitsubishi Heavy Industries, which provides emissions control services for the power industry.

Fiscal 2008 Earnings Outlook

URS expects its fiscal 2008 revenues to be approximately $9.8 billion.  The Company expects that GAAP net income will be between $187 and $197 million and GAAP EPS will be in the range of $2.24 to $2.36 for fiscal 2008.

In its preliminary allocation of the costs of acquiring the Washington Group, the Company established intangible assets, for which amortization began as of the purchase date. As a result, during fiscal 2008, URS will record a non-cash charge for amortization of the intangible assets. URS expects that fiscal 2008 net income, exclusive of the amortization of intangible assets, will be between $218 and $228 million, or between $2.61 and $2.73 per share on a fully diluted basis. A table reconciling net income and EPS excluding the charge for amortization of purchased intangibles to GAAP net income and earnings per share is attached to this release and is available on the investor relations section of the Company’s website at: www.urscorp.com.

The Company expects its effective tax rate in 2008 will be approximately 41.5%, compared to 41.4% in 2007.  The Company’s fully diluted weighted average shares outstanding for 2008 are expected to be approximately 83.5 million, compared with 56.3 million in 2007. Finally, we expect interest expense in 2008 to be approximately $88 million.

Webcast Information

URS will host a dial-in conference call on Wednesday, February 27, 2008 at 11:00 a.m. (EST) to discuss its fourth quarter and year-end fiscal 2007 results.  A live webcast of this call will be available on the investor relations portion of URS’ website at www.urscorp.com.

URS Corporation (NYSE: URS) is a leading provider of engineering, construction and technical services for public agencies and private sector companies around the world. The Company offers a broad range of planning, engineering and architectural design, environmental, construction, program and construction management, systems integration, operations and maintenance, management and a wide range of specialized technical services for the U.S. federal government, state and local government agencies, Fortune 500 companies and other multinational corporations. URS provides services for transportation, hazardous waste, industrial infrastructure and process, petrochemical, general building, water/wastewater, military facilities and equipment platforms, and defense and security programs. Headquartered in San Francisco, the Company operates through three divisions: the URS Division, the EG&G Division and the Washington Division. URS Corporation has approximately 56,000 employees in a network of offices in more than 30 countries (www.urscorp.com).

TABLES TO FOLLOW

# # #

Statements contained in this earnings release that are not historical facts may constitute forward-looking statements, including statements relating to future revenues, future business trends, future growth in the power and federal markets, future public infrastructure spending, future earnings growth, future tax rates, future outstanding shares and future economic and industry conditions.  The Company believes that its expectations are reasonable and are based on reasonable assumptions.  However, such forward-looking statements by their nature involve risks and uncertainties. We caution that a variety of factors could cause the Company’s business and financial results to differ materially from those expressed or implied in the Company’s forward-looking statements. These factors include, but are not limited to:  an economic downturn; changes in the Company’s book of business; the Company’s compliance with government contract procurement regulations; the Company’s leveraged position and ability to service its debt; restrictive covenants in the Company’s Credit Facility; the Company’s integration of the Washington Group International, Inc.; the Company’s ability to procure government contracts; the Company’s reliance on government appropriations; the ability of the government to unilaterally terminate the Company’s contracts; the Company’s ability to make accurate estimates and control costs; the Company’s and its partners’ ability to bid on, win, perform and renew contracts and projects; the Company’s dependence on subcontractors and suppliers; customer payment defaults; availability of bonding and insurance; environmental liabilities; liabilities for pending and future litigation; the impact of changes in regulations and laws; a decline in defense spending; industry competition; the Company’s ability to attract and retain key individuals; employee, agent and partner misconduct; risks associated with international operations; business activities in high security risk countries; third party software risks; terrorist and natural disaster risks; the Company’s relationships with its labor unions; the Company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in the Company's Form 10-K for the year ended December 28, 2007, as well as in other reports filed from time to time with the Securities and Exchange Commission.  These forward-looking statements represent only the Company’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made.  The Company assumes no obligation to revise or update any forward-looking statements.

URS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 28, 2007	December 29, 2006
ASSETS
Current assets:
Cash and cash equivalents, including $161,089 and $44,557 of short-term money market funds, respectively	$256,502	$89,502
Accounts receivable, including retentions of $58,366 and $37,368, respectively	1,015,052	680,631
Costs and accrued earnings in excess of billings on contracts in process	1,023,302	552,526
Less receivable allowances	(51,173)	(50,458)
Net accounts receivable	1,987,181	1,182,699
Deferred tax assets	133,888	36,547
Prepaid expenses and other assets	210,807	65,405
Total current assets	2,588,378	1,374,153
Investments in unconsolidated affiliates	206,721	15,284
Property and equipment at cost, net	357,907	163,142
Intangible assets, net	572,974	3,839
Goodwill	3,139,618	989,111
Other assets	64,367	35,500
Total assets	$6,929,965	$2,581,029
LIABILITIES, MINORITY INTEREST, AND STOCKHOLDERS’ EQUITY
Current liabilities:
Book overdrafts	$15,638	$3,334
Current portion of long-term debt	17,964	19,120
Accounts payable and subcontractors payable, including retentions of $73,491 and $19,515, respectively	693,614	290,651
Accrued salaries and wages	486,853	239,235
Billings in excess of costs and accrued earnings on contracts in process	296,752	168,271
Accrued expenses and other	170,782	65,374
Total current liabilities	1,681,603	785,985
Long-term debt	1,288,817	149,494
Deferred tax liabilities	137,058	17,808
Self-insurance reserves	73,253	116
Pension, post-retirement, and other benefit obligations	156,843	78,187
Other long-term liabilities	88,735	39,283
Total liabilities	3,426,309	1,070,873
Commitments and contingencies
Minority interest	25,086	3,469
Stockholders’ equity:
Preferred stock, authorized 3,000 shares; no shares outstanding	—	—
Common shares, par value $.01; authorized 100,000 shares; 83,355 and 52,309 shares issued, respectively; and 83,303 and 52,257 shares outstanding, respectively	833	523
Treasury stock, 52 shares at cost	(287)	(287)
Additional paid-in capital	2,797,238	973,892
Accumulated other comprehensive income (loss)	16,635	(3,638)
Retained earnings	664,151	536,197
Total stockholders’ equity	3,478,570	1,506,687
Total liabilities, minority interest and stockholders’ equity	$6,929,965	$2,581,029

URS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In thousands, except per share data)

	Three Months Ended		Fiscal Year Ended
	December 28, 2007	December 29, 2006	December 28, 2007	December 29, 2006
	(unaudited)

Revenues	$1,739,373	$1,080,191	$5,383,007	$4,222,869
Cost of revenues	1,676,985	1,023,847	5,095,271	3,978,082
General and administrative expenses	15,897	12,592	56,468	43,279
Equity in income of unconsolidated affiliates	20,475	6,214	31,516	17,281
Operating income	66,966	49,966	262,784	218,789
Interest expense	16,804	3,993	27,730	19,740
Income before income taxes and minority interest	50,162	45,973	235,054	199,049
Income tax expense	21,267	18,883	97,254	84,793
Minority interest in income of consolidated subsidiaries, net of tax	2,508	807	5,557	1,244
Net income	26,387	26,283	132,243	113,012
Other comprehensive income (loss):
Pension and post-retirement related adjustments, net of tax	16,223	2,948	14,776	582
Foreign currency translation adjustments, net of tax	4,149	516	7,863	4,122
Interest rate swaps, net of tax	(3,957)	—	(2,366)	—
Comprehensive income	$42,802	$29,747	$152,516	$117,716
Earnings per share:
Basic	$.40	$.52	$2.39	$2.23
Diluted	$.39	$.51	$2.35	$2.19
Weighted-average shares outstanding:
Basic	66,408	50,938	55,271	50,705
Diluted	67,461	51,992	56,275	51,652

URS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Fiscal Year Ended
	December 28, 2007	December 29, 2006	December 28, 2007	December 29, 2006
	(unaudited)
Cash flows from operating activities:
Net income	$26,387	$26,283	$132,243	$113,012
Adjustments to reconcile net income to net cash from operating activities:
Depreciation	15,797	9,480	44,826	36,438
Amortization of debt issuance costs	1,980	439	3,266	1,821
Amortization of intangible assets	6,316	292	7,066	1,542
Costs incurred for extinguishment of debt	2,897	—	2,897	162
Provision for doubtful accounts	562	2,525	2,867	8,259
Deferred income taxes	70,351	(7,697)	69,488	(8,708)
Stock-based compensation	4,991	5,684	25,061	18,395
Excess tax benefits from stock-based compensation	(1,870)	(2,903)	(8,359)	(6,045)
Minority interest in net income of consolidated subsidiaries	2,508	807	5,557	1,244
Changes in assets and liabilities, net of the effects of acquisitions:
Accounts receivable and costs and accrued earnings in excess of billings on contracts in process	69,951	(49,029)	17,073	(89,628)
Prepaid expenses and other assets	(38,869)	14,551	(50,510)	(12,378)
Investments in and advances to unconsolidated affiliates	(15,937)	(74)	(17,300)	(571)
Accounts payable, accrued salaries and wages and accrued expenses	(4,244)	30,336	64,878	33,247
Billings in excess of costs and accrued earnings on contracts in process	2,947	18,528	(11,646)	59,614
Distributions of earnings from unconsolidated affiliates, net	29,807	2,829	43,876	27,133
Other long-term liabilities	(12,099)	(9,850)	(5,207)	(2,190)
Other assets, net	1,827	(2,045)	(14,161)	(16,341)
Total adjustments and changes	136,915	13,873	179,672	51,994
Net cash from operating activities	163,302	40,156	311,915	165,006
Cash flows from investing activities:
Payment for business acquisitions, net of cash acquired	(1,253,219)	—	(1,259,547)	(5,028)
Proceeds from disposal of property and equipment	2,366	—	2,700	—
Investments in and advances to unconsolidated affiliates	(5,018)	—	(5,018)	—
Increase in restricted cash	(1,512)	—	(1,512)	—
Capital expenditures, less equipment purchased through capital leases and equipment notes	(19,296)	(8,481)	(41,650)	(29,314)
Net cash from investing activities	(1,276,679)	(8,481)	(1,305,027)	(34,342)

URS CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
	Three Months Ended		Fiscal Year Ended
	December 28, 2007	December 29, 2006	December 28, 2007	December 29, 2006
	(unaudited)

Cash flows from financing activities:
Long-term debt principal payments	$(166,127)	$(40,305)	$(243,353)	$(163,317)
Long-term debt borrowings	1,401,314	—	1,401,314	552
Net borrowings (payments) under lines of credit and short-term notes	(1,179)	(1,639)	(4,928)	1,433
Net change in book overdrafts	15,526	(13,803)	12,304	1,787
Capital lease and equipment note obligation payments	(2,009)	(3,384)	(11,500)	(13,019)
Excess tax benefits from stock-based compensation	1,870	2,903	8,359	6,045
Proceeds from common stock offering, net of related expenses	—	—	—	—
Proceeds from employee stock purchases and exercise of stock options	446	1,508	19,166	23,974
Tender and call premiums paid for debt extinguishment	—	—	—	(162)
Payments of debt issuance costs	(21,250)	—	(21,250)	—
Net cash from financing activities	1,228,591	(54,720)	1,160,112	(142,707)
Net increase (decrease) in cash and cash equivalents	115,214	(23,045)	167,000	(12,043)
Cash and cash equivalents at beginning of year	141,288	112,547	89,502	101,545
Cash and cash equivalents at end of year	$256,502	$89,502	$256,502	$89,502

Supplemental information:
Interest paid	$12,028	$3,373	$22,300	$17,099
Taxes paid	$5,228	$19,826	$58,404	$58,583

Supplemental schedule of noncash investing and financing activities:
Fair value of assets acquired (net of cash acquired)	$2,844,286	$—	$2,861,174	$1,823
Liabilities assumed	(1,024,850)	$—	(1,024,977)	456
Non cash business acquisitions	$1,819,436	$—	$1,836,197	$1,367
Equipment acquired with capital lease obligations and equipment note obligations	$3,402	$4,008	$17,081	$23,512

URS CORPORATION AND SUBSIDIARIES
RECONCILIATION SCHEDULE OF THE IMPACT OF THE ACQUISITION OF WASHINGTON GROUP INTERNATIONAL, INC.

In our earnings release for the fiscal year ended December 28, 2007, we presented earnings per share (“EPS”) excluding the impact of the Washington Group International, Inc. (“WGI”) acquisition. EPS excluding the impact of the WGI acquisition are not computed in accordance with generally accepted accounting principles (“GAAP”).  We presented the amount to demonstrate the impact of the WGI acquisition on our fiscal year 2007 results. These non-GAAP measures, which provide comparability to prior year amounts, are used by investors to evaluate and measure the underlying performance of our business.  EPS excluding the impact of WGI acquisition should not be used as a substitute for EPS prepared in conformity with GAAP, or as a GAAP measure of profitability.

Below are reconciliations of EPS excluding the impact of the WGI acquisition to GAAP EPS for the three months and fiscal year ended December 28, 2007.

	Three Months Ended December 28, 2007
(In millions)	Pre-acquisition URS Corporation	Acquisition Impact		Consolidated Results of Operations
	(unaudited)

Revenues	$1,291.0	$448.4		$1,739.4
Cost of revenues	1,230.0	447.0	(1)	1,677.0
General and administrative expenses	9.4	6.5	(2)	15.9
Equity in income of unconsolidated affiliates	5.0	15.5		20.5
Operating income	56.6	10.4		67.0
Interest expense	2.7	14.1	(3)	16.8
Income before income taxes and minority interest	53.9	(3.7)		50.2
Income tax expense	22.8	(1.5)		21.3
Minority interest in income of consolidated subsidiaries, net of tax	1.0	1.5		2.5
Net income	$30.1	$(3.7)		$26.4
Earnings per share:
Basic	$.58			$.40
Diluted	$.56			$.39
Weighted-average shares outstanding:
Basic	52,2			66.4
Diluted	53.2			67.5

	Year Ended December 28, 2007
(In millions)	Pre-acquisition URS Corporation	Acquisition Impact		Consolidated Results of Operations
	(unaudited)

Revenues	$4,934.6	$448.4		$5,383.0
Cost of revenues	4,648.2	447.0	(1)	5,095.2
General and administrative expenses	50.0	6.5	(2)	56.5
Equity in income of unconsolidated affiliates	16.0	15.5		31.5
Operating income	252.4	10.4		262.8
Interest expense	13.6	14.1	(3)	27.7
Income before income taxes and minority interest	238.8	(3.7)		235.1
Income tax expense	98.8	(1.5)		97.3
Minority interest in income of consolidated subsidiaries, net of tax	4.1	1.5		5.6
Net income	$135.9	$(3.7)		$132.2
Earnings per share:
Basic	$2.63			$2.39
Diluted	$2.58			$2.35
Weighted-average shares outstanding:
Basic	51.7			55.3
Diluted	52.7			56.3

(1)      Cost of revenues includes $6.1 million in amortization of intangible assets arising from the acquisition of Washington International, Inc.

(2)      This represents general and administrative expenses, including debt extinguishment charges, incremental audit fees for the Washington Division, and other expenses, related to the acquisition of Washington Group International, Inc.

(3)      This represents interest expense from November 16, 2007 through December 28, 2007 on $1.4 billion of indebtedness incurred to acquire Washington Group International, Inc.

URS CORPORATION AND SUBSIDIARIES
RECONCILIATION SCHEDULE OF THE IMPACT OF THE AMORTIZATION OF INTANGIBLE ASSETS RELATED TO THE WASHINGTON GROUP INTERNATIONAL, INC. ACQUISITION

In our earnings release for the fiscal year ended December 28, 2007, we also presented a range of 2008 net income and EPS excluding the impact of the amortization of intangible assets related to the WGI acquisition.  Net income and EPS guidance excluding the impact of the amortization of these intangible assets are not computed in accordance with generally accepted accounting principles (“GAAP”).  We presented these amounts to demonstrate the impact of the amortization of these intangible assets related to the WGI acquisition on our projected fiscal year 2008 results.  These non-GAAP measures may be useful to investors seeking to compare the expected performance of our underlying business with the actual performance of our business in prior periods when no amortization of these intangible assets was required. Net income and EPS excluding the impact of the amortization of intangible assets related to the WGI acquisition should not be used as a substitute for net income and EPS prepared in conformity with GAAP, or as a GAAP measure of profitability or cash flow.

Below is the reconciliation of net income and EPS, before the impact of the amortization of intangible assets related to the WGI acquisition, to the projected GAAP net income and EPS for fiscal year 2008.

	Range of Net Income	Range of EPS
(In millions)
Before the impact of the amortization of intangible assets	$221 to $227	$2.65 to $2.72
Amortization of intangible assets	$31	$0.37

GAAP amounts	$190 to $196	$2.28 to $2.35

URS CORPORATION AND SUBSIDIARIES
BOOK OF BUSINESS

(In billions)	December 28, 2007	December 29, 2006

Backlog	$18.7	$4.6
Designations	3.1	1.6
Option years	2.5	1.0
Indefinite delivery contracts	5.7	5.2

Total book of business	$30.0	$12.4